

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2015

Via E-mail
Frank Erhartic Jr.
SiteStar Corporation
7109 Timberlake Road
Lynchburg, VA 24502

      Re: SiteStar Corporation
              Amendment No. 1 to Current Report on Form 8-K
              Filed January 26, 2015
              File No. 000-27763

              Schedules 13D filed by Frank R. Erhartic, Jr. and Daniel A. Judd
              Filed January 23, 2015 and January 26, 2015
              File No. 005-58373

Dear Mr. Erhartic:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 8-K</u>

1. We note the disclosure on page 6 of the definitive proxy statement filed by Jeffrey I. Moore et al. on January 21, 2015 that the SiteStar board adopted amendments to the company's bylaws on January 12, 2015. It does not appear that the company filed a Form 8-K to disclose the bylaw amendments, and it appears that such amendments should be disclosed pursuant to Item 5.03 of Form 8-K. Please tell us when you plan to disclose the bylaw amendments in a Form 8-K or provide us with your analysis as to why a Form 8-K is not required. Please also refer to General Instruction B.1 to Form 8-K.

Exhibit 99.1

2. It appears that the board of directors is elected by plurality voting. Accordingly, please be clear in future filings and communications about the limited impact of a "withhold the vote" campaign on the election of directors at the February 12, 2015 Special Meeting.

3. In future filings and communications, please disclose the matters to be acted upon at the Special Meeting that you propose to hold on March 12, 2015. Additionally, please disclose that if the Moore Shareholder Group is successful in electing its nominees to the board at the February 12, 2015 Special Meeting, there is no guarantee that the proposed March 12, 2015 meeting will occur.

Schedule 13D filed January 23, 2015

4. We note the statement in Item 4 of each Schedule 13D filed on January 23, 2015 urging "stockholders to refrain from … returning any proxy card sent by Moore." These communications are "solicitations" as defined in Rule 14a-1(l)(1)(ii) under the Exchange Act. Please also refer to Rules 14a-3 and 14a-12 and Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations Question 110.07. Please also note that only persons who have an intention to file and disseminate a proxy statement are permitted under Rule 14a-12 to engage in soliciting activities before furnishing security holders with a proxy statement. However, you do not appear eligible to send or give to security holders a definitive proxy statement meeting the requirements of Rule 14a-3(a) with respect to the February 12, 2015 Special Meeting. Therefore, please advise how you determined that your solicitation was consistent with Rule 14a-12.

5. We note that prior to filing a Schedule 13D on January 23, 2015, Mr. Erhartic filed a Schedule 13G on April 10, 2002 and amendments thereto on February 13, 2003 and February 9, 2005. Please provide us with the following:

- The Schedule 13G and amendments thereto indicate that Rule 13d-1(b) is the basis pursuant to which Mr. Erhartic was eligible to file a Schedule 13G, rather than a Schedule 13D. However, each Schedule 13G and amendment thereto states that the Item 3 disclosure required is "not applicable." Please provide us with your analysis regarding Mr. Erhartic's eligibility to file on Schedule 13G. Please refer to Rule 13d-1 under the Exchange Act.

- No amendments to the Schedule 13G have been filed since 2005. However, it appears that there have been changes in the amount of shares beneficially owned by Mr. Erhartic since 2005. Please tell us why no amendments to the Schedule 13G were filed. Please refer to Rule 13d-2 under the Exchange Act.

6.   Please tell us why initial Schedules 13D were filed on January 23, 2015 as well as on January 26, 2015. It appears that these filings contain similar disclosure. Please also tell us why these filings contain only Item 4 disclosure. Please refer to General Instruction A to Schedule 13D.

7.   Please demonstrate how Mr. Erhartic has complied with his filing obligations under Section 16 of the Securities Exchange Act of 1934. Also, with regard to the filings that have been made under that rule, we note that at least one of them is illegible and should be refiled.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company and each filing person acknowledging that:

*   the company and each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   neither the company nor the filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3252 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Ernest Stern, Esq.
         Akerman LLP